October 10, 2023

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Innovator ETFs Trust
Post-Effective Amendment No. 691
(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator U.S. Equity Power Buffer ETF – Quarterly (the “Fund”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 691, originally filed with the Securities and Exchange Commission on July 16, 2021 (Accession No. 0001437749-21-017073).

The automatic effectiveness of the Fund has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on September 14, 2023 (Accession No. 0001437749-23-025889) (each, a “BXT Filing”), and is scheduled to become effective on October 13, 2023. The Trust also respectfully requests the withdrawal of each BXT Filing.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:         /s/ H. Bruce Bond

Bruce Bond

President